ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

27 February 2008

Director/PDMR Shareholding

Reed Elsevier received notification today that the following shares were acquired on 26 February 2008 by the individuals noted below, following reinvestment of the special distribution paid to ordinary shareholders last month.

DIRECTORS OF REED ELSEVIER PLC AND REED ELSEVIER NV

Mark Armour acquired 3,640 Reed Elsevier PLC shares at 627.00p per share and 2,379 Reed Elsevier NV shares at €12.31 per share.

Erik Engstrom acquired 219 Reed Elsevier PLC ADRs at $49.70 per ADR and 1,781 Reed Elsevier NV ADRs at $36.77 per ADR.

Andrew Prozes acquired 1,235 Reed Elsevier PLC ADRs at $49.91 per ADR and 1,820 Reed Elsevier NV ADRs at $36.98 per ADR.

As a result of these transactions the interests in the ordinary share capital of Reed Elsevier for the above directors is now as follows:

	Current interest in Reed	Current interest in Reed
Director	Elsevier PLC ordinary shares	Elsevier NV ordinary shares

Mark Armour	100,922	43,464

Erik Engstrom	69,592	193,894

Andrew Prozes	204,893	150,227

PDMR

Nick Baker acquired 2,376 Reed Elsevier PLC shares at 627.00p per share.